March 23, 2010

Mr. Richard Pfordte

Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MassMutual Premier Funds

1933 Act File No. 33-82366

1940 Act File No. 811-08690

Comments received for PEA No. 49 filed on February 26, 2010

MML Series Investment Fund II

1933 Act File No. 333-122804

1940 Act File No. 811-21714

Comments received for PEA No. 12 filed on January 15, 2010

(together, the “Trusts”)

Dear Mr. Pfordte:

Below is a summary of the comments I received from you and other members of the staff on March 11, 2010 regarding the above-mentioned Trusts, together with our responses. I would greatly appreciate your contacting me at 413-744-7218 if you have any further questions or comments.

Interest paid in respect of reverse repurchase agreements

In our discussion, you noted that the MassMutual Premier Inflation-Protected and Income Fund (the “Premier Inflation Fund”) and the MML Inflation-Protected and Income Fund (the “MML Inflation Fund”) (together, the “Inflation Funds”) pay interest in connection with their use of reverse repurchase agreements, and said that it is the staff’s position that such interest should be reflected in each Inflation Fund’s prospectus fee table as an operating expense.

We will comply with the staff’s recommendations made during the discussion and have taken, or will take, the following actions:

•

We have revised the expense tables in the Premier Inflation Fund’s March 1, 2010 prospectus and the MML Inflation Fund’s May 1, 2009 prospectus to include a separate line item under “Other Expenses” showing interest expense related to reverse repurchase agreements. In addition, the expense examples in each prospectus have been revised to reflect the inclusion of the interest amounts in Other Expenses. The revisions have been implemented by means of prospectus supplements filed with the Commission under Rule 497 on March 15, 2010.

•	We will make corresponding changes to the prospectus for the MML Inflation Fund, to be dated April 1, 2010.

•

The April 1, 2010 prospectus fee table for the MassMutual Select Global Allocation Fund, which commenced operations on December 1, 2009, will include similar disclosure. Going forward, this approach will be taken with respect to any other fund that makes similar payments so that such an expense will be disclosed in the fund’s prospectus fee table.

•

Beginning with the next financial reporting cycle, the financial highlights tables for any fund that incurs interest expense will have an additional line item that totals (i) the net expenses to average daily net assets ratios (excluding interest expense) and (ii) the interest expense to average daily net assets ratios.

We also have confirmed that all performance information presented in each prospectus is presented net of interest amounts paid by the Premier Inflation Fund and MML Inflation Fund in respect of reverse repurchase agreements. In addition, we have determined that it is not necessary to adjust footnote (1) to the Premier Inflation Fund’s prospectus fee table or to file a new expense limitation agreement as an exhibit to the Premier Inflation Fund’s registration statement. As the prospectus states, MassMutual has agreed to waive its fees for some Premier Funds, including the Premier Inflation Fund; it has agreed to cap expenses for other Premier Funds. The footnote and the expense limitation agreement state that MassMutual has agreed to waive .10% of Other Expenses for Class A and Class N of the Premier Inflation Fund through February 28, 2011. The parenthetical in the expense limitation agreement to which you referred during our conversation only applies to Premier Funds where MassMutual has agreed to cap expenses, since it is necessary to make clear which expenses are subject to the cap, and which are not. That is not a concern for the Premier Inflation Fund, where MassMutual has simply agreed to waive a fixed percentage of its fees for Class A and Class N.

In the course of our discussion, you also asked us to consider whether it might be appropriate to offer “rescission rights” to investors in the Premier Inflation Fund or MML Inflation Fund in light of each Inflation Fund’s prospectus fee table disclosures. We have considered the question carefully and consulted with the Inflation Funds’ legal counsel, and do not believe that a rescission offer would be necessary or appropriate for a number of reasons, including the following:

•

The Premier Inflation Fund first began using reverse repurchase agreements in May 2009. For each of (i) the period from that time to the end of the Premier Inflation Fund’s 2009 fiscal year (October 31, 2009), (ii) the current fiscal year through March 12, 2010, and (iii) the period from May 2009 through March 12, 2010, the Premier Inflation Fund achieved a positive investment return.

•

The MML Inflation Fund first began using reverse repurchase agreements in May 2008. For the period from that time to the end of the Fund’s 2008 fiscal year (December 31, 2008), the MML Inflation Fund experienced a negative investment loss. However, for each of (i) the MML Inflation Fund’s 2009 fiscal year, (ii) the current year through March 12, 2010, and (iii) the period from May 2008 to March 12, 2010, the MML Inflation Fund achieved a positive investment return.

•

The prospectuses for both Inflation Funds, taken as a whole, fairly apprised investors of information that would otherwise have been conveyed by the inclusion of the interest amounts in the Inflation Funds’ fee tables.

•	The prospectuses for both Inflation Funds stated clearly that the Inflation Funds may use reverse repurchase agreements and other derivatives to increase investment returns.

•

The Financial Highlights section of each prospectus showed the actual interest amounts paid in the preceding fiscal year (after the first fiscal year when reverse repurchase agreements were used). The prospectuses described those amounts as “interest expense incurred as a result of entering into reverse repurchase agreements…”

•

The Financial Highlights section of the prospectuses for periods after the first year when the Inflation Funds used reverse repurchase agreements told investors that interest expense incurred as a result of reverse repurchase agreements are included in the Inflation Funds’ net expenses.

•

For periods when there was no historical experience with reverse repurchase agreements, such expenses were not shown in the Financial Highlights section or in the fee table. Any attempt to estimate first-year interest expenses would have involved guesswork, since the interest expense would vary depending on, among other things, the amount of reverse repurchase agreements entered into by the Inflation Funds and changes in short-term interest rates. (In fact, the volatility in short-term rates in 2008 due to the financial crisis would likely have made any estimate for that period far from accurate in hindsight.)

•	Performance information was shown net of actual interest amounts paid by the Inflation Funds.

We also point out that the annual and semi-annual reports for both Inflation Funds for periods when the Inflation Funds were using reverse repurchase agreements clearly disclosed, for each period, interest amounts paid by the Inflation Funds during the periods, as well as interest amounts as a percentage of average daily net assets. In addition, each report stated in footnotes to those interest expense percentages that, “Interest expense incurred as a result of entering into reverse repurchase agreements is included in the Fund’s net expenses in the Statement of Operations.”

Changes in presentation of Fund operating expenses

You noted that the 2009 net expense ratios and net investment income (loss) ratios for each share class shown in the Financial Highlights section of the Premier Inflation Fund’s March 1, 2010 prospectus differ from the numbers shown in the Premier Inflation Fund’s audited financial statements for the year ended October 31, 2009.

In February 2010, the custodian and sub-administrator of the Premier Inflation Fund notified management of the Premier Inflation Fund that, in preparing the financial highlights tables for the Premier Inflation Fund’s prospectus, it realized that it had incorrectly stated ratios of expenses to average daily net assets and ratios of net investment income (loss) to average daily net assets for each of the share classes of the Premier Inflation Fund as shown in the Fund’s October 31, 2009 annual report. The errors were attributed to a manual processing error. The absolute dollar impacts and basis point impacts on the class level expense and net investment income ratios were quite small relative to the sizes of the share classes, as shown on Attachment A.

After consulting with the Premier Inflation Fund’s independent accountants and legal counsel, management concluded that, although the error was immaterial – amounting to, in the worst case, $12,365 on a share class net asset value of $38,644,920 – the correct numbers should be shown in the Premier Inflation Fund’s prospectus, resulting in a difference between the numbers shown in the Financial Highlights section of the prospectus and the annual report. The Premier Inflation Fund disclosed, in accordance with ASC 250-10-50-7, “the effect of the correction on each” financial measure1. At the same time, management weighed whether it was necessary to amend the Form N-CSR for the year ended October 31, 2009 (from which the audited financial statements were being incorporated by reference into the Premier Inflation Fund’s registration statement on Form N-1A) and, after consulting with the Premier Inflation Fund’s independent accountants, concluded that disclosure of the immaterial change in the prospectus would be sufficient.2

As you are aware, materiality is a concept that has been discussed at length in SAB Topic 1M. Management considered whether the corrections reflected in the Financial Highlights section of the prospectus crossed any of the quantitative or qualitative materiality thresholds set forth in the Topic and, after consulting with the Premier Inflation Fund’s independent accountants, concluded that they did not. Accordingly, management and the Premier Inflation Fund’s independent accountants concluded that, if corrections were to be made, such corrections constituted an “immaterial restatement” and that the previously filed financial statements did not have to be amended. Instead, disclosure of the changes would be made in the prospectus and would also appear in the Premier Inflation Fund’s next filing on Form N-CSR in June 2010, for the Premier Inflation Fund’s semi-annual period ended April 30, 2010, and in December 2010, for the Premier Inflation Fund’s annual period ended October 31, 2010.

We will be happy to discuss these matters further and answer any questions the staff may have. If it would be helpful, the Inflation Funds’ independent accountants and legal counsel can be included in such discussions.

We acknowledge the following: (i) the Registrants are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff

[1]	Note that the language reads “the effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented.” We have interpreted this language in the context of the financial highlights table to include all financial measures presented.
[2]	Management has also concluded that this correction language will also appear in the financial highlights tables of the Form N-CSR when it is filed for the semi-annual period ended April 30, 2010. The language will also appear in the financial highlights tables of the Form N-CSR when it is filed for the year ended October 31, 2010. This is the first time such a change will appear in audited financial statements.

comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrants.

Very truly yours,

/s/Andrew M. Goldberg

Andrew M. Goldberg
Vice President, Clerk and Chief Legal Officer, MassMutual Premier Funds
Vice President, Clerk and Chief Legal Officer, MML Series Investment Fund II
Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company

Attachment A

	Class A		Class L
	As originally reported	As corrected	As originally reported	As corrected
Ratio of expenses before expense waiver to average daily net assets	1.09%	1.05%	0.82%	0.80%
Ratio of expenses after expense waiver to average daily net assets	0.99%	0.95%	N/A	N/A
Interest expense to average daily net assets	0.07%	0.07%	0.07%	0.07%
Net investment loss to average daily net assets	(0.45)%	(0.42)%	(0.54)%	(0.53)%
Dollar impact to class level expense allocation	$ 12,365		$ 4,008
Net assets in Class	$38,644,920		$36,759,890

	Class N		Class Y
	As originally reported	As corrected	As originally reported	As corrected
Ratio of expenses before expense waiver to average daily net assets	1.41%	1.35%	0.64%	0.65%
Ratio of expenses after expense waiver to average daily net assets	1.31%	1.25%	N/A	N/A
Interest expense to average daily net assets	0.07%	0.07%	0.07%	0.07%
Net investment loss to average daily net assets	(0.29)%	(0.24)%	(0.23)%	(0.24)%
Dollar impact to class level expense allocation	$ 128		$ (5,679)
Net assets in Class	$260,125		$ 96,116,663

	Class S
	As originally reported	As corrected
Ratio of expenses before expense waiver to average daily net assets	0.54%	0.56%
Ratio of expenses after expense waiver to average daily net assets	N/A	N/A
Interest expense to average daily net assets	0.07%	0.07%
Net investment loss to average daily net assets	(0.27)%	(0.29)%
Dollar impact to class level expense allocation	$ (10,822)
Net assets in Class	$ 92,457,431